                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                  FORM 20-F   X     FORM 40-F
                                            -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                     YES            NO   X
                                         -----         -----

         On March 2, 2004, Amdocs Limited, a company organized under the laws of the Island of Guernsey ("Amdocs"), announced that it has entered into an agreement to sell $450 million aggregate principal amount of its 0.50% Convertible Senior Notes due 2024 (the "Notes") through a previously announced private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Amdocs granted the initial purchasers of the Notes an option to purchase up to an additional $67.5 million to cover over-allotments. Amdocs has also agreed to use approximately $170.1 million of the proceeds of the offering to repurchase approximately 6.1 million of its ordinary shares sold short by purchasers of the Notes in negotiated transactions concurrently with this offering.

         In connection with the closing of the sale and issuance of the Notes on March 5, 2004, Amdocs entered into an Indenture, dated as of March 5, 2004, by and between Amdocs and The Bank of New York, as Trustee (the "Indenture"). The Indenture governs the terms of the Notes. In addition, Amdocs entered into a Registration Rights Agreement, dated as of March 5, 2004, with the initial purchasers of the Notes (the "Registration Rights Agreement"), pursuant to which Amdocs agreed to file a registration statement on Form F-3 with respect to the Notes and the ordinary shares issuable upon conversion of the Notes.

         The Indenture is attached as Exhibit 99.1 and the Registration Rights Agreement is attached as Exhibit 99.2.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED


                                        /s/ Thomas G. O'Brien
                                        --------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative


Date:  March 5, 2004

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

  99.1              Indenture, dated March 5, 2004.

  99.2              Registration Rights Agreement, dated March 5, 2004.